## Certification                                                                                          Exhibit 32

**Certification Pursuant to 18 U.S.C. Section 1350, As Adopted**
**Pursuant to Section 906 Of The Sarbanes-Oxley Act Of 2002**

In connection with the Annual Report of Zimmer Holdings, Inc. (the "Company") on Form 10-K for the period ending December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

    (1)  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

    (2)  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



David C. Dvorak
*President and Chief Executive Officer*
February 27, 2009



James T. Crines
*Executive Vice President, Finance and Chief Financial Officer*
February 27, 2009